INDOSAT HAS ANNOUNCED ITS MATERIAL TRANSACTION IN INDONESIA

Jakarta, 2 August 2010: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT:NYSE) today made an announcement in Indonesia in compliance with Bapepam dan LK Rule No. IX.E.2 on Material Transaction and Change of Business Activities. Pursuant to such regulations, we announced that, on 29 July 2010, Indosat Palapa Company, B.V (the “Issuer”), a company incorporated under laws of the Netherlands and a wholly-owned subsidiary of the Company, issued US$ 650.000.000 aggregate principal amount of 7.375% Guaranteed Senior Notes due on 29 July 2020 (the “Notes”) to: (i) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the U.S Securities Act and (ii) outside the United States in compliance with Regulation S under the U.S Securities Act (the “Offering”). The Notes are unconditionally and irrevocably guaranteed by the Company.

[A translation of the announcement is attached hereto.]

 About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

[Attachment]

INFORMATION TO THE SHAREHOLDERS

IN RELATION TO THE MATERIAL TRANSACTION

This announcement is prepared in relation to the issuance of US$650,000,000 7.375% Guaranteed Senior Notes due 29 July 2020 (“Notes”) by Indosat Palapa Company, B.V, a company duly established under the laws of Netherlands, domiciled in Jan Luijkenstraat 12, 1071 CM Amsterdam (the “Issuer”), a wholly owned subsidiary of PT Indosat Tbk (the “Company”). This announcement is prepared in compliance with Bapepam dan LK Rule No. IX.E.2 on Material Transaction and Change of Business Activities.

PT INDOSAT Tbk.

Business Activities:

Telecommunication networks, telecommunication services, information technology and/or convergence technology

Domiciled in Central Jakarta, Indonesia

Head Office: Jl. Medan Merdeka Barat 21 Jakarta 10110, Indonesia Phone: (021) 3869615; Facsmile: (021) 30003757 Website: www.indosat.com

Regional Offices:

Regional Jabotabek & Banten, Regional Sumatera Bagian Utara, Regional Sumatera Bagian Selatan, Regional Jawa Barat, Regional Jawa Tengah dan D,I Yogyakarta, Regional Jawa Timur, Bali dan Nusa Tenggara, Regional Kalimantan, Regional Sulawesi, Maluku dan Papua

THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS OF THE COMPANY JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE ACCURACY OF ALL INFORMATION OR MATERIAL FACTS CONTAINED IN THIS ANNOUNCEMENT AND CONFIRM, HAVING MADE ALL REASONABLE INQUIRIES AND TO THE BEST OF THEIR KNOWLEDGE AND BELIEF, THAT THE MATERIAL INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS ACCURATE AND THERE ARE NO OTHER IMPORTANT FACTS WHICH HAVE BEEN OMITTED WHICH WOULD MAKE THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT EITHER UNTRUE OR MISLEADING.

Jakarta, 2 August 2010

DEFINITIONS AND ABBREVIATIONS

Bapepam and LK (Capital Market and Financial Institution Supervisory Agency)

the Capital Market and Financial Institution Supervisory Agency as set forth under Minister of Finance of the Republic of Indonesia Decree No. KMK 606/KMK.01/2005 dated 30 December 2005 concerning the Organization and Operation of  the Capital Market and Financial Institution Supervisory Agency, previously known as Capital Market Supervisory Agency as set forth under Article 3 paragraph (1) of Law No. 8 year 1995 regarding Capital Market.

Capital Market Law	Law No. 8 year 1995 regarding Capital Market
Company	PT Indosat Tbk, a public limited liability company, domiciled in Central Jakarta
Controlled Companies	The Issuer and Indosat Mentari Company, B.V., the wholly owned subsidiary of the Issuer
Guarantor	the Company
Independent Valuer	KJPP Ruky Safrudin & Rekan
Indosat Mentari	Indosat Mentari Company B.V, a company duly established under the laws of Netherlands, domiciled in Jan Luijkenstraat 12, 1071 CM Amsterdam, wholly owned by the Issuer
Information Disclosure	Disclosure provided by the Company in relation to the Transaction (as defined below) in order to fulfill requirement under Rule No. IX.E.2 (as defined hereunder).
Issuer	Indosat Palapa Company B.V. a company duly established under the laws of Netherlands, domiciled in Jan Luijkenstraat 12, 1071 CM Amsterdam, wholly owned by the Company
Notes	US$ 650,000,000 Guaranteed Senior Notes due 29 July 2020 issued by the Issuer which will bear interest at the rate of 7.375% per annum, which is guaranteed by the Company
Offering

Offering and issuance of the Notes to: (i) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the U.S Securities Act and (ii) outside the United States in compliance with Regulation S under the U.S Securities Act

Rule No. IX.E.1

Bapepam and LK Regulation No. IX.E.1 Attachment of Chairman of Bapepam and LK Decree No. Kep-412/BL/2009 dated 25 November 2009 concerning Affiliated Transaction and Conflict of Interest of Certain Transaction.

Rule No. IX.E.2	Bapepam dan LK Rule No. IX.E.2 attachment to the Decree of Chairman of Bapepam and LK No. Kep-413/BL/2009 dated 25 November 2009 on Material Transaction and Change of Main Business Activities
US$	United States Dollar

INTRODUCTION

In fulfillment of Rule No.IX.E.2, the Board of Directors of the Company announces this Information Disclosure to inform the public that on July 29, 2010, the Issuer has offered and issued the Notes (the “Transaction”) to: (i) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the U.S Securities Act and (ii) outside the United States in compliance with Regulation S under the U.S Securities Act (the “Offering”). The Notes are unconditionally and irrevocably guaranteed by the Company, the sole shareholder of the Issuer.

Pursuant to Rule No.IX.E.2, the Transaction constitutes a material transaction because the value of the Transaction, i.e. US$ 650,000,000 or Rp 6,110,000,000,000 (using BI’s middle rate as of December 31, 2009 for US$1 = Rp 9,400) constitutes approximately 34,02% of the consolidated equity of the Company and its subsidiaries, based on Consolidated Financial Statements of the Company and its subsidiaries (collectively is referred to the “Group’) for the year ended on 31 December 2009, exceeds 20% (twenty percent) but is less than 50% (fifty percent) of the consolidated equity of the Group based on the Consolidated Financial Statements of the Group for the year ended on 31 December 2009 audited by Public Accountant Firm Purwantono, Sarwoko & Sandjaja (member of Ernst & Young Global), independent auditor, therefore it is not required prior approval from the shareholders of the Company as set forth in Rule No.IX.E.2. However, the Company is required to announce certain information regarding the Transaction to the public in at least at one Indonesian newspaper having national circulation and submit evidence of such announcement to Bapepam and LK together with its supporting documents at the latest 2 business days after the Transaction has been carried out.

The Board of Directors of the Company issued this announcement for the benefit of Company’s shareholders in order to provide shareholders with detailed information regarding the material transaction conducted by the Company.

The net cash proceeds of the Offering will, after deducting underwriting discounts and other estimated expenses, be contributed to Indosat Mentari by way of subscription for additional shares in and as share premium to the shares in capital of Indosat Mentari. Indosat Mentari will use such proceeds to fund the Company’s corporate purposes by granting intercompany loans or through other funding methods. The Company intends to use the proceeds from the Offering to:

1.

fund the offer to purchase the: (i) outstanding 7.75% Guaranteed Notes due 2010 (“2010 Notes”) issued by Indosat Finance Company, B.V and guaranteed by the Company and Indosat International Finance Company, B.V (“Indosat International”) and (ii) outstanding 7.125% Guaranteed Notes due 2012 (“2012 Notes”) issued by Indosat International and guaranteed by the Company (2010 Notes and 2012 Notes collectively referred as “Existing Notes”) and fund the consent solicitation relating to, or redemption of, such Existing Notes; and

2.

refinance part of our other existing indebtedness.

Pursuant to Rule No. IX.E.2, the subscription of the net proceeds of the Offering to Indosat Mentari is exempted from the material transaction rules since such transaction is conducted between the Controlled Companies.

Pursuant to Rule No. IX.E.2, the intercompany loan between Indosat Mentari and the Company is exempted from the material transaction rules since the intercompany loan is conducted between the Company and its wholly owned subsidiary.

Pursuant to Rule No. IX.E.2, the guarantee provided by the Company to Issuer is exempted from the material transaction rules since such transaction is conducted between the Company and its wholly owned subsidiary.

EXPLANATION ON MATERIAL TRANSACTION

I.

Reason and Background of the Material Transaction

The Company is a fully integrated Indonesian telecommunications network and service provider in Indonesia. The Company was the second-largest cellular operator in Indonesia, as measured by number of cellular subscribers as of March 31, 2010, and is a leading provider of international long-distance services in Indonesia. The Company also provides multimedia, data and internet and fixed data services to Indonesian and regional corporate and retail customers.

In order to fund the offers to purchase the outstanding Existing Notes and any consent solicitation relating to, or redemption of, such Existing Notes and to refinance part of our other existing indebtedness, the Issuer issued US$650,000,000 of Notes guaranteed by the Company.

II.

Benefit of the transaction

a.

The Transaction is expected to improve the Company’s liquidity profile by alleviating some of its short-term refinancing risk, improve its debt maturity profile and rebalance its capital structure;

•

The Transaction allows the Company to replace its 2010 Notes and 2012 Notes, which have 0.3 and 1.9 years to maturity, respectively, with a longer tenor 10 year bond

•

The Transaction allows the Company to refinance part of its existing debts amortising debt with a bullet maturity instrument.

•

The Transaction allows the Company to tap the international capital markets when conditions remain conducive for a cost effective issuance and reduces potential refinancing risk in the future in light of market volatility

•

The Transaction extends the Company’s average debt maturity from 3.1 years to just over 5 years, which is in line with other global telecom peers’ average debt maturity

b.

The Company can also reinvest its cash from operations which would otherwise be used to service near-term debt maturities into the business which will further benefit to shareholders; and

c.

improve its financial position.

III.

Description on the transaction

A.

Object of the transaction

The offering and issuance of the Notes  to: (i) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the U.S Securities Act and (ii) outside the United States in compliance with Regulation S under the U.S Securities Act.

B.

Value of the transaction

US$ 650,000,000.

C.

Parties involved in the transaction

1.

The Issuer

Establishment

The Issuer was incorporated under the laws of The Netherlands with the registered office of the Issuer is at Jan Luijkenstraat 12, 1071CM Amsterdam, The Netherlands and its telephone number is 020-8906931. The Issuer has been registered with the trade registry of the Chamber of Commerce in Amsterdam under No. 34392044.

Business Activity

The principal objects of the Issuer are, inter alia, to undertake treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, to grant security in respect of its obligations or those of its group companies and third parties.

Management

The directors of the Issuer are Mr. Hardi Widodo and Mr. John Peter van Leeuwen.

Capital Structure

The authorized share capital of the Issuer consists of €90,000 divided into 90,000 ordinary shares with an nominal value of EUR 1 each.  The issued and paid capital of the Issuer is €18,000. All of the issued capital of the Issuer has been subscribed by the Company.

2.

The Company

Establishment

The Company was established under the name of PT Indonesian Satellite Corporation pursuant to Deed of Establishment dated 10 November 1967 No. 55 drawn before Mohammad Said Tadjoedin, S.H., Notary in Jakarta with a status of Foreign Investment company pursuant to Law No. 1 of 1967 as amended with Law No. 11 of 1970 on Foreign Investment (“Deed No. 55”). Deed No. 55 has been approved by the Minister of Justice of the Republic of Indonesia pursuant to its Decree No. J.A.5/88/24 dated 20 November 1967 and has been registered in Jakarta District Court on 25 November 1967 under number 2037 and has been announced in the State Gazette of the Republic of Indonesia No. 26 dated 29 March 1968, Supplement No. 24.

The Articles of Association of the Company has been amended several times and the latest amendment contained in the following:

a.

Deed of Statement of Meeting Amendment of Articles of Association of PT Indosat Tbk. No. 118 dated 11 June 2009 drawn before Aulia Taufani S.H., substitute of Sutjipto S.H., Notary in Jakarta, which was approved by MOLHR on 7 July 2009 pursuant to its Decree No. AHU-311-3.AH.01.02.Tahun 2009, registered in the Company Register maintained by MOLHR under register No. AHU-0040529.AH.01.09.Tahun 2009  dated 7 July 2009, notified to the MOLHR on 10 July 2009 pursuant to its Letter of Receipt No. AHU-AH.01.10-09907, registered in the Company Register maintained by MOLHR under register No. AHU-0041626.AH.0109.Tahun 2009 dated 10 July 2009.

b.

Deed of Statement of Meeting Amendment of Articles of Association of PT Indosat Tbk. No. 123 dated 28 January 2010 drawn before Aulia Taufani S.H., substitute of Sutjipto S.H., Notary in Jakarta, which was approved by MOLHR on 22 February 2010 pursuant to its Decree No. AHU-09555.AH.01.02.Tahun 2010 registered in the Company Register maintained by MOLHR under register No. AHU-0014135.AH.01.09.Tahun 2010  dated 22 February 2010.

Business Activity

Engaged in the telecommunications, telecommunication network services, information technology and/or convergence technology services.

Capital Structure

Authorized Capital:

Rp  2,000,000,000,000 (two trillion Rupiah) divided into 20,000,000,000 (twenty billion) shares including one Series A share and 19,999,999,999 (nineteen billion nine hundred ninety nine million nine hundred ninety nine thousand nine hundred ninety nine) Series B shares, each with nominal value of Rp 100 (one hundred Rupiah).

Issued and Paid Up Capital:

Rp 543,393,350,000 (five hundred forty three billion three hundred ninety three million three hundred fifty thousand Rupiah) divided into 1 Series A share and 5,433,933,499 (five billion four hundred thirty three million nine hundred thirty three thousand four hundred ninety nine) Series B shares.

Shareholding composition as of  March 31, 2010:

No.	Shareholders	Number and Series of Shares		Nominal Value (Rp)%
		Series A	Series B
1.	Government of Republic of Indonesia	1	776,624,999	77,662,500,000	14.29
2.	Qatar Telecom (Qtel Asia) Pte. Ltd.	-	3,532,056,600	353,205,660,000	65.00
3.	Public	-	1,125,251,900	112,525,190,000	20.71
Total		1	5,433,933,499	543,393,350,000	100,00

Board of Directors and Board of Commissioners:

Board of Directors:

Harry Sasongko Tirtotjondro

: President Director & Chief Executive Officer

Laszlo Imre Barta

: Director & Chief Commercial Officer

Fadzri Sentosa

: Director & Chief Wholesale and Infrastructure Officer

Peter Wladyslaw Kuncewicz

: Director & Chief Financial Officer

Stephen Edward Hobbs

: Director & Chief Technology Officer

Board of Commissioners:

Sheikh Abdulla Mohammed S.A. Al Thani

: President Commissioner

Dr. Nasser Mohammed Marafih

: Commissioner

Jarman

: Commissioner

Richard Farnsworth Seney

: Commissioner

Rachmad Gobel

: Commissioner

Rionald Silaban

: Commissioner

George Thia Peng Heok

: Independent Commissioner

Alexander Rusli

: Independent Commissioner

Soeprapto S.IP

: Independent Commissioner

Chris Kanter

: Independent Commissioner

3.

Joint Lead Managers

3.1

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Fax: +44 20 7986-2908

3.2

DBS Bank Ltd

6 Shenton Way

DBS Building Tower One

Singapore 068809

Fax: +65 6225-6783

3.3

Deutsche Bank AG, Singapore Branch

One Raffles Quay

#17-00 South Tower

Singapore 048583

Fax: +65 6883-1769

3.4

The Hongkong and Shanghai Banking Corporation Limited

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Fax: +852 2530-1538

3.5

The Royal Bank of Scotland plc

135 Bishopsgate

London EC2M 3UR

United Kingdom

Attention: New Issues, Syndicate Desk

Fax: +44 20 7085-1534

D.

Interest

7.375% per annum

E.

Maturity

29 July 2020

F.

Terms and Conditions of the Notes

1.

Covenants:

The Notes contain certain negative covenants that, among other things, restrict the Company’s ability to:

-

incur additional debt;

-

pay dividends or make distributions with respect to capital stock;

-

purchase or redeem capital stock;

-

incur liens;

-

issue or sell capital stock of the Company’s subsidiaries;

-

consummate asset sales;

-

enter into arrangements that restrict dividends from the Company’s subsidiaries;

-

enter into transactions with certain affiliates;

-

enter into sale and leaseback transactions;

-

engage in businesses other than telecommunications business; and

-

consolidate, merge or sell all or substantially all of its assets, other than in certain transactions between the Company and one or more of the Company’s wholly owned subsidiaries.

The above limitations are subject to a number of important qualifications.

2.

Guarantor:

The Company

3.

Governing Law

The Laws of the State of New York

G.

Material Transaction

Pursuant to the Independent Valuer Report No. TC/CF/R-0407/10 dated July 28, 2010, the Proposed Transaction is a material transaction as defined under Rule No. IX.E.2 whereby the value of the Proposed Transaction is more than 20% (twenty percent) but less than 50% (fifty percent) of the consolidated equity of the Group based on the Consolidated Financial Statements of the Group for the year ended on 31 December 2009 which has been audited by Public Accountant Firm Purwantono, Sarwoko & Sandjaja, independent auditor. Therefore, pursuant to Rule No. IX.E.2, the Company must announce the information regarding the Proposed Transaction to the public in at least one Indonesian daily newspaper having national circulation and submit the evidence of such announcement to Bapepam and LK together with its supporting documents at the latest 2 days after the Proposed Transaction has been carried out.

Furthermore, considering that the investors of the Notes under the Proposed Transaction are not considered as affiliated parties of the Company, the Proposed Transaction is not categorized as a Conflict of Interest transaction and not an Affiliated Transaction as set forth under Rule No IX.E.1. As such, the Company is not obliged to fulfill the obligations under such Bapepam and LK Regulation.

IV.

Impact of the Proposed Transaction to the Financial Condition of the Company

Fairness Analysis of the Proposed Transaction is also performed by comparing the Company’s Consolidated Financial Statements before the Proposed Transaction with the Company’s Consolidated Proforma Financial Statements after the Proposed Transaction.

Following is the Company’s Proforma Consolidated Financial Statement as of and for the period ended March 31, 2010:

Balance Sheet

(In Rp million)

		March 31, 2010	Adjustment		March 31, 2010
		Before Proposed Transaction *			After Proposed Transaction **
	Assets
	Current Assets
	Cash and cash equivalent	3,082,429	6,012,431	(a)	3,117,142
			(6,012,431)	(b)
			34,713	(d)
	Short-term investment	-			-
	Accounts Receivable Trade
	Related Parties – net of allowance for doubtful accounts of Rp70,705	139,499			139,499
	Third Parties – net of allowance for doubtful accounts of Rp402,854	1,264,133			1,264,133
Oth	Oteers – net of allowance for doubtful accounts of Rp16,058	60,797			60,797
	Inventory – net of allowance for obsolescence of Rp20,608	101,511			101,511
	Derivative assets	152,834			152,834
	Advances	37,417			37,417
	Prepaid taxes	681,784			681,784
	Prepaid expenses	928,081			928,081
	Other current financial assets	56,161			56,161
	Other current assets	2,604			2,604
	Total Current Assets	6,507,250	34,713		6,541,963

	Non Current Assets
	Due from related parties – net of allowance for doubtful accounts of Rp660	7,458			7,458
	Deferred tax assets – net	91,174			91,174
	Investment in associated companies – net of allowance for decline in value of Rp56,586	422			422
	Other long term investments – net of allowance for decline in value of Rp99,997	2,730			2,730
	Property and equipment
	Cost	75,909,329			75,909,329
	Accumulated depreciation	(31,717,755)			(31,717,755)
	Impairment in value	(98,611)			(98,611)
	Net	44,092,963			44,092,963
	Goodwill and other intangible assets - net	1,545,699			1,545,699
	Long term prepaid licenses – net of current portion	447,089			447,089
	Long term receivables	66,017			66,017
	Long term prepaid pension – net of current portion	135,856			135,856
	Long term advances	248,204			248,204
	Other non - current financial assets	61,797			61,797
	Other non - current assets	785,101			785,101
	Total Non Current Assets	47,484,510	-		47,484,510
	Total Assets	53,991,760	34,713		54,026,473

Balance Sheet - continued

(In Rp million)

	March 31, 2010	Adjustment		March 31, 2010
	Before Proposed Transaction *			After Proposed Transaction **
Liabilities and Equity
Current Liabilities
Trade Payable
Related parties	56,321			56,321
Third parties	512,428			512,428
Procurement payable	4,538,390			4,538,390
Taxes payable	122,221	(964)	(i)	121,257
Accrued expenses	1,465,429	(60,804)	(d)	1,492,275
		(20,091)	(e)
		107,741	(g)
Unearned income	821,619			821,619
Deposits from Customers	23,396			23,396
Derivative liabilities	211,531			211,531
Current Maturities of :
Loans payable	1,533,137			1,533,137
Bonds payable	2,775,189	(2,206,622)	(b)	638,538
		66,903	(c)
		3,068	(f)
Other current financial liabilities	66,711			66,711
Other current liabilities	84,658			84,658
Total Current Liabilities	12,211,030	(2,110,769)		10,100,261

Non Current Liabilities
Due to relates parties	10,663			10,663
Deferred tax liabilities - net	1,605,223	(6,327)	(i)	1,598,896
Loans payable - net of current maturities
Related parties	2,193,180			2,193,180
Third parties	9,991,878	(2,777,355)	(b)	7,325,313
		84,207	(c)
		26,583	(f)
Bonds payable - net of current maturities	8,444,063	6,012,431	(a)	13,284,309
		(1,028,454)	(b)
		(154,068)	(c)
		8,805	(f)
		1,532	(h)
Other non - current financial liabilities	6,744			6,744
Other non - current liabilities	965,936			965,936
Total Non - Current Liabilities	23,217,687	2,167,353		25,385,041

Total Liabilities	35,428,717	56,585		35,485,302

Balance Sheet - continued

	March 31, 2010	Adjustment	March 31, 2010
	Before Proposed Transaction *		Before Proposed Transaction *

Minority Interest	330,805		330,805
Equity
Capital Stock	543,393		543,393
Premium on capital stock	1,546,587		1,546,587
Difference in transactions of equity changes in	404,104		404,104
associated companies / subsidiaries
Difference in foreign currency translations	(1,070)		(1,070)
Retained Earnings :
Appropriated	119,464		119,464
Unappropiated	15,619,760	(21,872)	15,597,888
Total Equity	18,232,238	(21,872)	18,210,366
Total Liabilities and Equity	53,991,760	34,713	54,026,473

Statements of Income

(In Rp million)

	For period ended March 31, 2010	Adjustment		For period ended March 31, 2010
	Before Proposed Transaction *			After Proposed Transaction **
Operating Revenues
Cellular	3,696,370			3,696,370
MIDI	641,160			641,160
Fixed telecommunication	397,172			397,172
Total Operating Revenues	4,734,702	-		4,734,702

Operating Expenses
Cost of services	1,724,407			1,724,407
Depreciation and amortization	1,481,539			1,481,539
Personnel	382,046			382,046
Marketing	236,429			236,429
General and administration	164,260			164,260
Total Operating Expenses	3,988,681	-		3,988,681
Operating Income	746,021	-		746,021

Other income (expenses)
Gain on foreign exchange	359,125	(383)	(e)	361,700
		2,958	(c)
Interest income	33,874			33,874
Financing cost	(548,259)	95,517	(d)	(579,996)
		20,474	(e)
		(38,456)	(f)
		(107,741)	(g)
		(1,532)	(h)
Loss on change in fair value of derivative	(97,600)			(97,600)
Amortization of goodwill	(56,627)			(56,627)
Others - Net	(16,061)			(16,061)
Others Expenses - net	(325,548)	(29,162)		(354,711)
Income before income tax	420,473	(29,162)		391,310
Income tax expenses
Current	(61,952)	964	(i)	(60,988)
Deferred	(65,804)	6,327	(i)	(59,477)
Income tax benefit expenses	(127,756)	7,291		(120,465)
Income before minority interest in net income of subsidiary	292,717	(21,872)		270,845

Minority interest in net income of Subsidiary	(14,730)			(14,730)
Net Income	277,987	(21,872)		256,115

Source: The Company's Management

*)

The above financial information as of and for 3 (three) months period ended  March 31, 2010, are derived from the consolidated financial statement that have been reviewed by the Registered Public Accountant Firm (KAP) Purwantono, Sarwoko & Sandjaja, with its report dated  April 22, 2010, stated that they are not aware of any indications of material modification that should be made to the consolidated financial statements in order for them to be in conformity with generally accepted accounting principle in Indonesia. However, a review is substantially less in scope than an audit and is not intended to express an opinion on the financial statement in a whole. Certain information such as consolidated statement of changes in stockholders’ equity and cash flow statement and notes to the consolidated financial statements for the period ended March 31, 2010 are not included in the above financial information.

**)

Proforma Consolidated Financial Statement of the Company and subsidiaries as of March 31, 2010, prepared by the  Company's management;

Assumptions used are as follows:

a)

Transaction had been completed on January 1, 2010;

Issuance of US$650,000,000 of 7.375% Notes, with net proceeds of US$639,620,304;

b)

Repayment of Existing Notes and repayment of outstanding bank loans amounting to US$295,463,304;

c)

Foreign exchange effects arising from loan repayments and revaluation process;

d)

Cancellation of interest payments on the Existing Notes of part of the outstanding bank loans for the year 2010 and cancellation of acknowledgment of outstanding interest for the year 2010;

e)

Cancellation of tax payable charges Article 26 for the period of January-March 2010;

f)

Charges and issuance cost of the Existing Notes and remaining portion of bank loan;

g)

Recognition of interest payable on the new bonds;

h)

Recognition of amortised issuance costs incurred in relation to the new bonds;

i)

Record of tax effects arising from loan payments and acceptance of new loans.

Following are the brief analysis on the Company’s Proforma Consolidated Financial Statements as of March 31, 2010 after the Proposed Transaction:

•

By issuing the Notes, assets will increase by Rp34.7 billion, from Rp53.9 trillion prior to the Proposed Transaction to Rp54.0 trillion. It is due to increasing amount of cash and cash equivalents from Rp3.0 trillion to Rp3.1 trillion. The increase in this account is related to record the Notes’s issuance amounted to US$650,000,000 with interest rate of 7.375% per annum equals to Rp6.1 trillion and loan repayment of the Existing Notes, and portions of bank loan repayment amounting to Rp6.0 trillion; as well as the cancellation of interest payments of Existing Notes.

•

Liabilities will increase by Rp56.6 billion, from Rp35.4 trillion before the Proposed Transaction to Rp35.5 billion. It is mainly due to repayment of Existing Notes amounting to Rp 3.2 trillion and bank loan amounting to Rp 2.7 trillion, with the increase of the Notes amounting to Rp 6.0 trillion, and forex effects resulting from loan repayments and revaluation process.

•

Equity shows a decrease of Rp21.9 billion, from Rp18.23 trillion before the Proposed Transaction to Rp18.21 trillion. It is due to a decrease in unallocated retained earnings amounted to Rp21.9 billion.

•

Net income will decrease amounted to Rp21.9 billion from Rp277.9 billion to Rp256.1 billion. It is due to an increase of other expenses amounted to Rp29.2 billion, from Rp325.5 billion to Rp354.7 billion after implementing the Proposed Transaction. Increase in other expenses is due to higher financing costs amounted to Rp31.7 billion because of recognition of accrued loan interest, amortization of issuance cost and the one time expensing the unamortized issuance cost of the Existing Notes.

V.

Appointed Independent Parties

The independent parties involved in the Transaction which have been appointed by the Company are as follows:

a.

Assegaf Hamzah & Partners as the legal advisor appointed by the Company to assist the Company in the preparation of the Transaction and Information Disclosure to the public;

b.

Purwantono, Sarwoko & Sandjaja, as independent auditor who conducted an audit on the consolidated financial statement of the Company and its subsidiaries as of and for the year ending 31 December 2009; and

c.

KJPP Ruky, Safrudin & Rekan, as independent valuer who provided a fairness opinion on the Proposed Transaction.

VI.

Summary of the Independent Valuer Report

KJPP Ruky, Safrudin & Rekan ("Independent Valuer"), a public independent valuer that has a business license from the Ministry of Finance No. 2.9.0058 dated August 13, 2009 and registered as Capital Market Supporting Professional in Bapepam and LK No. 01/PM/STTD-P/B/2006, to provide fairness opinions as stated in the fairness opinion report No TC/CF/R-0407/10 dated July 28, 2010, issuance of Notes by Issuer.

Parties in the Proposed Transaction

The parties involved in the Proposed Transaction are the Company and Issuer .

Objects of Fairness Opinion

Object of the fairness analysis with regard to Proposed Transaction is the issuance of Notes through Issuer with nominal value of US$ 650,000,000 with the issuance price of 99.478%.

Purposes of Fairness Opinion

Purpose of the fairness opinion is with regard to the implementation of the Proposed Transaction and to comply with the paragraph 2 point a. (2) (c) 7 of Regulation No. IX.E.2.

Assumptions Used in the Fairness Opinion

Independent Valuer assumed that since the date of the opinion until the date of the commencement of the Proposed Transaction, no significant changes occurred and materially influenced the Proposed Transaction.

The opinion herein should not be read in isolation but should be read in conjunction with the rest of the report and the appendices thereto, and the partial use of the analysis and information without considering the entirety of the analysis and information can produce a misleading conclusion or point of view. This opinion has been through a complex process and might not be done without a comprehensive analysis.

This opinion is also based on general business and financial condition, monetary, regulation and current market conditions.

Independent Valuer have no responsibility to update our opinion for events and circumstances occurring subsequent to the date of this report.

Fairness Approach and Analysis

In analyzing the fairness of the Proposed Transaction, Independent Valuer uses the following analysis: (i) analysis of the parties involved in the Proposed Transaction and the terms of the Proposed Transaction; (ii) Qualitative analysis: general review of the Indonesian telecommunications industry, including industry prospects and SWOT analysis; (iii) Quantitative analysis of the yield and coupon rate analysis and analysis of value added by the Proposed Transaction.

Conclusion of Fairness Analysis

1.

The Issuer issued 10 year Notes totaling US$650,000,000, with ratings of Ba1 (negative) / BB (stable) / BBB- (stable), with a coupon rate of 7.375%  and yield at issuance of 7.450%, whereby the Company will act as guarantor for these Notes;

2.

Based on qualitative analysis, by executing the Proposed Transaction, the Company will be able to refinance upcoming maturities, repay some of its existing amortising loans with a bullet maturity instrument and extend the Company's average debt maturity profile. Another benefit is that funds that would have otherwise been used to repay near-term maturing debt can now be utilized by the Company to expand the business;

And risks that may arise in connection with the Proposed Transaction include:

•

With the current condition, the Company is predicted to have the ability to repay Existing Notes due 2010 and 2012. However, by refinancing the Existing Notes, there is a risk that the Company may not be able to repay the Notes in 2020 if performance of the Company in the future is not running optimally as planned;

•

Other risks faced by the Company is the coupon rate risk. The Notes feature a fixed coupon rate. If market interest rates or rates for comparable issues fall, the Company could have higher cost of funds compared to the market rates or comparable companies.

1.

Based on quantitative analysis, in terms of proforma financial statements of the Company, it showed increase in total assets and liabilities due to repayment of Existing Notes and bank loan with the increase of the Notes, and forex effects resulting from loan repayments and revaluation process. The proforma also shows decrease in total equity and net income mainly due to the one time charges and issuance cost of the Existing Notes and remaining portion of existing loan. However, the proforma financial statements does not yet reflect the future benefits of the Proposed Transaction on the Company's financial performance since it only shows the immediate effect of the Proposed Transaction as of March 31,  2010;

2.

The analysis on the fairness of the yield on the Notes and the coupon rate of the Notes involve analysis based on the Market Approach and Income Approach :

i)

Based on the market approach, the 7.375% coupon rate and yield at issuance of 7.450% for the Proposed Transaction is fair, because it is within the range of comparable yields with similar ratings and tenors. For this analysis, Independent Valuer used the issuance yield and range of yields for Adaro’s notes from January - mid July 2010 i.e. minimum of 6.78% to maximum of 8.00%, with an issuance yield of 7.75%. Given recent market volatility, Independent Valuer believe the yield / coupon rate is fair if it is within the range or below the comparable notes of minimum yield  6.78% to maximum of 8.00%, with an issuance yield of 7.75%.

ii)

Based on the income approach, conducted by calculating Net Present Value of total proceeds, payments of coupon and principal of the Notes until the maturity date with the discount rate based on the yield rate of the comparable notes in the market, the Company will obtain a Net Present Value of US$ 13,148,870 as the result of issuing Notes of US$ 650,000,000, with the issuance price of  99.478%, 10 years tenor, at a coupon rate of 7.375%, discounted with comparable market rate of 7.75% or Adaro's notes yield at issuance.

1.

By issuing the Notes, excess cash remaining subsequent to repayment of the Existing Notes will be used to repay other existing amortising indebtedness which gives the Company more flexibility in managing its financial liquidity;

2.

By issuing Notes, the Company will have 0.177% of interest cost saving rather than keeping current Existing Notes. The Company’s weighted average interest cost for the Notes will be 7.375%, compared to 7.552% if the Company did not issue Notes. Therefore, the Company will receive 0.177% “interest cost saving” benefit, and hence, the issuance of Notes is considered to be fair to the Company;

3.

By issuing the Notes, the Company will obtain other benefits, such as the improvement of its financial position. The Company's Debt / EBITDA ratio is expected to decline and interest coverage ratio is expected to increase, especially in 2012 – 2014;

4.

Looking at the positive growth of the Indonesian telecommunications industry and the stable growth stage of the Company which is in the cash cow quadrant based on the BCG Matrix, it is reasonable for the Company to issue Notes in order to maintain its position as one of the market leaders in its industry.

By considering the analysis of the fairness of the Proposed Transaction which will include analysis of the Proposed Transaction, the qualitative and quantitative analysis, Independent Valuer is in his opinion, that from economic and financial terms, the Proposed Transaction is considered to be fair.

Disclaimer:

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Accordingly, the Notes are being offered and sold by the Initial Purchasers only (1) to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act, and (2) outside the United States in compliance with Regulation S under the Securities Act.

The Offering does not constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market.  The Notes may not be offered or sold in Indonesia or to Indonesian citizens, wherever they are domiciled, or to Indonesian residents, in a manner which constitutes a public offer under the laws of Indonesia.